Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change: June 19, 2018

Item 3	News Release

June 19, 2018 disseminated through Newsfile Corp. and SEDAR filed .

Item 4	Summary of Material Change

On June 19, 2018 D. Bruce Macdonald was appointed to the Board of Directors of the Company.

For clarification, the Company’s Officers and Directors of the Company are now comprised as follows:

Robert Cheney, President, Chief Executive Officer and Director
Christopher Cherry, Chief Financial Officer and Director
D. Bruce Macdonald, Director
Len Werden, Director
Keturah Nathe, Director

Item 5.1	Full Description of Material Change

See attached News Release dated June 19, 2018 for full particulars.

Item 5.2	Disclosure for Restructuring Transactions:		N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:		N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer	Robert Cheney, CEO	Phone: (604) 336-8613

Item 9	Date of Report

DATED this 19th day of June, 2018.

Per:	SIGNED: “ Robert Cheney”
Robert Cheney, Chief Executive Officer

June 19, 2018	CSE: CXXI

C21 INVESTMENTS APPOINTS D. BRUCE MACDONALD TO THE BOARD OF DIRECTORS

(Vancouver, B.C.) C21 Investments Inc. (CSE: CXXI) (the “Company” or “C21”) is pleased to announce the appointment of Mr. D. Bruce Macdonald to its Board of Directors.

Mr. Macdonald joins the Company with an extensive background in the financial services industry and brings a deep level of expertise and knowledge in finance, as well as corporate governance, to C21. Mr. Macdonald’s previous experience includes his role as Head, Wholesale Technology and Operations for RBC’s Capital Markets and Wealth Management businesses. Most recently, Mr. Macdonald was responsible for RBC’s Commodities Trading business. He was also Co-CEO of RBC (Barbados) Trading Bank Corp, where he led RBC’s Discretionary Capital Group in the Bahamas.

Mr. Macdonald’s corporate leadership experience includes holding the title of Chief Operating Officer for RBC Capital Markets, a member of the RBC Capital Markets Operating Committee and also having served as Executive Vice President of RBC and President of RBC Dominion Securities.

Robert Cheney, President and CEO remarked, “Everyone involved in C21 is extremely pleased to welcome Bruce to the C21 board. We know Bruce brings a wide range of expertise, deep business experience and excellent leadership capabilities to the C21 team. Competing in an exciting and challenging new business sector, Bruce’s corporate finance expertise and strategic advice and guidance will be of crucial value moving forward as C21 expands to become an industry leader.”

Mr. Macdonald also commented on his appointment, “I am both excited and honoured to join the C21 board. The rapid expansion and developments currently happening in the legal cannabis industry worldwide are a unique opportunity for C21 to build vertically integrated, branded products, and be a leader in a new consumer sector. C21 has assembled a strong team with impressive credentials, as well as some key industry assets, which positions the company to establish significant scale of operations in key cannabis markets. The opportunity to contribute to C21’s growth is a new and exciting challenge for me.”

For clarification, the Company’s Officers and Directors are now comprised as follows:

Robert Cheney, President, Chief Executive Officer and Director
Christopher Cherry, Chief Financial Officer and Director
D. Bruce Macdonald, Director
Len Werden, Director
Keturah Nathe, Director

About C21 Investments
C21 is company in the process of closing definitive agreements with cannabis companies in Oregon, U.S. and is in active discussions to acquire additional, existing cannabis operations in the U.S. The C21 strategy is to acquire existing cannabis operations of high quality, with experienced management teams in place. C21 will own and operate a vertically integrated cannabis business in markets where it can own and operate grow facilities, processing, bakery operations, branded products, and a retail dispensary distribution network, allowing C21 to report top line revenues and compete aggressively in the rapidly growing cannabis market.

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336-8613

The CSE has not accepted responsibility for the adequacy or accuracy of this release.